Trevi Therapeutics, Inc.

195 Church Street, 14th Floor

New Haven, Connecticut 06510

April 29, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Westbrook

Keira Nakada

Jim Rosenberg

Mary Beth Breslin

Re:	Trevi Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-230745

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Trevi Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-230745), as amended, so that it may become effective at 4:00 p.m. Eastern time on May 1, 2019, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the U.S. Securities and Exchange Commission. Please contact Jeffries Oliver-Li of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company, at (617) 526-6786, or in his absence, Caroline Dotolo at (617) 526-6723, to provide notice of effectiveness, or if you have any other questions regarding this matter.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

TREVI THERAPEUTICS, INC.

By:	/s/ Jennifer Good
	Name:	Jennifer Good
	Title:	President and Chief Executive Officer

Signature Page to Acceleration Request